Divakar Gupta

T: (212) 479-6474

dgupta@cooley.com

Via EDGAR

July 5, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Lauren Sprague Hamill

Joshua Gorsky

Christine Torney

Mary Mast

Re:	Turnstone Biologics Corp.

Registration Statement on Form S-1

Filed June 12, 2023

File No. 333-272600

Ladies and Gentlemen:

On behalf of Turnstone Biologics Corp. (the “Company”), we are submitting this supplemental letter in further response to comments # 1, 10 and 11 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2023 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted to the Commission on May 15, 2023, and subsequently filed with the Commission on June 12, 2023, and amended on June 26, 2023.

For the convenience of the Staff, we have recited the prior comments from the Staff in italicized type and have followed the comment with the Company’s response.

Common Stock Valuation and Stock Issuance, page 9

1.

You state that you issued 732,600 shares of common stock on February 27, 2023 to Moffitt pursuant to the Alliance Agreement, which is treated as a performance-based stock award for accounting purposes. You state on page F-63 of the Form S-1 the issuance of shares in the three months ended March 31, 2023 related to the achievement of a milestone for the start of the Phase 1 trial. Please address the following:

•

Tell us why the issuance of common stock in connection with the achievement of milestones for the Alliance Agreement is considered a performance-based stock award instead of research and development expense as incurred. In this regard, please address all issuances of common stock relating to the Alliance Agreement, including the 732,600 common shares issued on February 27, 2023.

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Page Two

•	Clarify what fair value was assigned to the shares issued on February 27, 2023 and why there is no amount in the Statement of Stockholders’ Equity on page F-42 of the Form S-1.

•	Address the reason for the difference between the fair value of the stock issued and the estimated offering price.

Response: The Company respectfully acknowledges the Staff’s comment. Accounting Standards Codification (“ASC”) 718-10-15-3 provides that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in the grantor’s own operations that meet either of the following conditions:

a.

The amounts are based, at least in part, on the price of the entity’s shares or other equity instruments. (The phrase “at least in part” is used because an award of share-based compensation may be indexed to both the price of an entity’s shares and something else that is neither the price of the entity’s shares nor a market, performance, or service condition.)

b.	The awards require or may require settlement by issuing the entity’s equity shares or other equity instruments.

The common stock payment at execution and contingent common stock payment rights granted to Moffitt upon the achievement of clinical trial milestones under the Alliance Agreement are equity-based payments that represent partial consideration for the services to be rendered by Moffitt under the Alliance Agreement. As the payment is in return for services and payment will require settlement in the Company’s equity, the payments are in the scope of ASC 718.

Under ASC 718-10-20, a “performance condition” is defined as a condition affecting the vesting, exercisability, exercise price, or other pertinent factors used in determining the fair value of an award that relates to both of the following:

a.	Rendering service or delivering goods for a specified (either explicitly or implicitly) period of time.

b.

Achieving a specified performance target that is defined solely by reference to the grantor’s own operations (or activities) or by reference to the grantee’s performance related to the grantor’s own operations (or activities).

Attaining a specified growth rate in return on assets, obtaining regulatory approval to market a specified product, selling shares in an initial public offering or other financing event, and a change in control are examples of performance conditions.

All the equity-based payments that the Company has agreed to issue to Moffitt relating to the Alliance Agreement are summarized as follows and contingent upon the occurrence of the below events:

Trigger of issuance	Shares
Execution of Alliance Agreement	732,600
Commencement of Phase I Trials (first dosing)	732,600
Commencement of Phase II Trials (first dosing)	732,601
Commencement of Phase III or Registrational Trials (first dosing)	732,601
Regulatory Approval in US	732,601

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Page Three

In considering the criteria of ASC 718-10-20, Moffitt will be providing services to the Company for a minimum period of three years and those services are integral to the advancement of the Company’s tumor infiltrating lymphocytes (“TILs”) programs into and during clinical trials, which satisfies prong (a) of ASC 718-10-20 criteria listed above. The performance targets are attached to objective milestone events related to the Company’s clinical activities and therefore are defined solely by reference to the grantor’s own operations (or activities), as required by ASC 718 and prong (b) criteria listed above. Accordingly, both of the criteria in ASC 718-10-20 are achieved.

ASC 718-10-25-20 provides that accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition—compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. As it relates to the execution of the Alliance Agreement and associated shares, the Company concluded the trigger of issuance had been achieved and issued such shares at the fair market value on such date and recorded the associated expense to share based compensation and classified the expense as research and development. As it relates to the milestone associated with the Commencement of Phase I Trials (first dosing), the Company concluded that it was probable of achievement in December 2022, as the TIL Phase I trial with Moffitt had opened with patients being recruited for the study and the commencement of screening and treatment activities, including a patient consenting to participation in the trial, completion of surgery of the consented patient at Moffitt to extract the appropriate tumor sample to create a dose of the product and scheduling the patient for the first dosing. The first dosing occurred in February 2023 which triggered the issuance of 732,600 shares of common stock. As it was probable of achievement during the year ended December 31, 2022 that the performance condition would be achieved, the Company accrued the full compensation cost associated with that milestone, which amounted to $1.0 million in the year ended December 31, 2022.

In accordance with ASC 718, the fair value of equity awards with performance conditions is determined at the grant date, which is defined in ASC 718-10-20 as the date the grantor and a grantee have a mutual understanding of the key terms and conditions of the share-based payment. In June 2022, upon the execution of the Alliance Agreement, the Company determined it had a grant date and as such measured the fair value of the shares underlying the award at $1.40 per share, and the grant date fair value of $1.40 was the fair value that was assigned to the shares issued on February 27, 2023. The fair value was based in part on the most recent 409(A) valuation performed by an independent third-party service provider, from April 2022, and considered additional events that transpired subsequent to the valuation date through the grant date.

In comparing of the grant date fair value of the Moffitt award to the estimated offering price of the Company’s proposed initial public offering (the “IPO”), the Company respectfully advises the Staff that the difference between the grant date fair value and estimated offering price primarily relates to the reduced probability of completion of the IPO in June 2022 as well the discount for lack of marketability which was applied to the fair value determination in June 2022. For further consideration, please see the supplemental letter response confidentially submitted to the Staff on June 21, 2023 in response to Comment No. 19 received from the Staff by letter dated June 9, 2023.

Lastly, the Company respectfully advises the Staff that there is no amount in the Statement of Stockholders’ Equity on page F-42 of the Registration Statement, for the period ended March 31, 2023, as the Company concluded it was probable of achieving the Commencement of Phase I Trials (first dosing) during the year ended December 31, 2022. Additionally, while minor services were to be performed by Moffitt in 2023 to achieve such common stock under the milestone associated with the Commencement of Phase I Trials (first dosing), the remaining expense

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Page Four

above the cumulative catch up recorded in December 2022 when it was determined the milestone was probable of achievement was approximately $0.2 million and deemed not material to fiscal year 2022 and the full expense of the awards was recorded to research and development and additional paid in capital in the year ended December 31, 2022. As such, the $1.0 million associated with that performance condition is included in the $2.0 million amount included on page F-5 of the Registration Statement related to the “Moffitt performance based common stock award.” The additional $1.0 million reported in the period ended December 31, 2022 relates to the shares issued upon the execution of the Alliance Agreement. The shares of common stock associated with the Commencement of Phase I Trials (first dosing) are not included on page F-5 of the Registration Statement because they were not legally issued until the first dosing occurred in February 2023 and as such are included on page F-42 of the Registration Statement with only nominal amounts related to the 732,600 shares issued in February 2023 recorded at their par value of $0.001 per share of common stock with an offsetting entry recorded in Additional Paid in Capital.

Notes to the Financial Statements for the Fiscal Year Ended December 31, 2022

7. Asset Acquisition, page F-28

10.

If the Myst acquisition is appropriately accounted for as an asset acquisition, the contingent milestone payments should first be assessed under ASC 815. If ASC 815 is not applicable, the contingent payments should typically be accounted for under ASC 450-20-25-2 unless they are required to be accounted for under other US GAAP. With regard to the second and third milestones, if you continue to believe ASC 480 is appropriate, please address the following:

•

Clarify why the payments meet the scope criteria in ASC 480. Please tell us why you believe the individual milestones are freestanding financial instruments. Refer to ASC 480-10-15-3 and the definition of freestanding financial instrument in ASC 480-20. Tell us the basis for your statement on page F-29 that the milestones are not contingent on one another, and do not need to be achieved in any specific order.

•

Since the payments may be made in cash or shares at your option, provide us a thorough analysis as to why you believe ASC 480 is applicable. Cite the specific paragraphs within ASC 480 you have used to account for the contingent payments in the asset acquisition.

Response: The Company respectfully acknowledges the Staff’s comment. The Company accounted for the merger pursuant to the Agreement and Plan of Merger and Reorganization (“Myst Merger Agreement”) as an asset acquisition under ASC 805-50 because substantially all of the value received was concentrated in a group of similar identifiable assets—the acquired in-process research and development of Myst Therapeutics, Inc. (“Myst”) related the TIDAL-01 program. As such, the Company concluded the acquired assets are not considered a business, consistent with the guidance in ASC 805-10-55-5A.

The Myst Merger Agreement included a provision for additional consideration to be paid, contingent on the occurrence of three predefined milestones. The first milestone payment of $3.0 million is triggered upon the closing of an IPO. The second milestone payment of $10.0 million is triggered upon the first acceptance by the FDA of an IND (“Investigational New Drug”) filed by, on behalf of or for the benefit of the Company, or the Company’s sublicensees for a product being developed by or on behalf of the Company or its sublicensees that is claimed as a product or method of making or using the product by a pending or issued Myst patent claim existing at the time of such acceptance. The third milestone payment of $20.0 million is triggered upon the occurrence of the earlier of (i) the commencement of the first registration study for a product being developed by, on behalf of or for the benefit of the Company that is claimed as a product or a method of making or using the product by an issued Myst patent claim existing as of the time of such commencement or (ii) the issuance of a Myst patent claim that claims a product or method of making or using the product then being developed by, on behalf of or for the benefit of the Company, or its sublicensees, that is or was the subject of a registration study that has or had commenced.

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Page Five

The third milestone may be achieved without the second milestone being achieved with a transfer or licensing of the technology to another entity without the Company having achieved an IND. However, as discussed in Note 7 to the Company’s consolidated financial statements for the years ended December 2022 and 2021, the second milestone payments have already been made. The first milestone payment of $3.0 million can be achieved before or after the second and third milestones are achieved, since it would be triggered by the closing of an IPO.

The Company initially concluded that the three milestones represented separate freestanding financial instruments and therefore assessed their accounting separately. Under that approach, the Company concluded that the first milestone payment represented a derivative under ASC 815 and was therefore accounted at fair value measurement at each reporting date with changes in the fair value recorded through earnings and that the second and third milestone payments should be accounted for under ASC 480 as liabilities, also measured at fair value at each reporting date with changes in the fair value recorded through earnings. Under either accounting (ASC 815 vs. ASC 480), the milestone payments were accounted for at fair value with changes in the fair value recorded in earnings.

In response to the Staff’s comments above, the Company provided the following analysis.

The asset acquisition guidance in ASC 805-50 requires that consideration transferred include liabilities incurred and equity interests issued, however, it does not provide guidance on how to account for contingent considerations.

The Company first determined the unit of account for the three milestone payments. Given the absence of explicit guidance in ASC 805-50 on the unit of account for a contingent consideration arrangement in an asset acquisition, the Company evaluated these milestones as separate freestanding instruments from the underlying purchase agreement, similar to how contingent consideration is evaluated in a business combination. Additionally, the Company evaluated whether these milestone payments represent one unit of account or three separate unit of accounts pursuant to the definition of “freestanding financial instrument” under ASC 480. ASC 480-10-20 defines a freestanding financial instrument as follows:

A financial instrument that meets either of the following conditions:

a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.

b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.

The three milestone payments were entered into as part of an acquisition and each of the milestones may be achieved separately, as they are dependent on different contingent events and the settlement of one milestone payment doesn’t terminate or settle the other milestone payments, making them separately exercisable. However, these individual milestones are not legally detachable because holders of the milestone payments (i.e., former stockholders and option holders of Myst) cannot transfer their rights to receive contingent milestone payments without the receipt of the prior written consent of the Company. Because the milestone payments are not legally detachable from each other, they should be viewed as one unit of account as a freestanding financial instrument pursuant to the ASC 480 definition. However, the Company acknowledges that there may be other acceptable views given the lack of guidance on contingent considerations under ASC 805-50, including the unit of account determination. Regardless of whether they are viewed as one unit of account or three units of account, because they are all subject to fair value measurement, the financial reporting effect of the contingent consideration arrangement as one unit of account or three units of account would be substantially the same.

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Page Six

The Company provided its analysis of the contingent consideration arrangement as follows on the basis of one unit of account (note that if the contingent consideration arrangement is viewed as three units of account, the following analysis is also applicable):

Because these milestones may result in the delivery of, or their settlement amounts are based on, the equity shares of the Company, the Company first considered whether they are in the scope of ASC 480. ASC 480-10-20 defines an obligation as “a conditional or unconditional duty or responsibility to transfer assets or to issue equity shares.” In this case, the Company has conditional obligations to either issue shares or transfer assets.

The following categories of freestanding financial instruments are required to be accounted for as liabilities under ASC 480:

•	Mandatorily redeemable shares

•	Instruments (other than an outstanding share) that do or may obligate the issuer to buy back some of its shares (or are indexed to such an obligation) in exchange for cash or other assets

•	Obligations that must or may be settled with a variable number of shares, if at inception, the monetary value of which is based solely or predominantly on one of the following:

○	A fixed monetary amount known at inception;

○	A variable other than the fair value of the issuer’s shares such as a market index; or

○	A variable inversely related to the fair value of the issuer’s shares.

The milestones are payable in cash and/or shares (based on a formula which considers the current fair market value of the equity at the time of meeting the milestones), at the election of the Company, and the amounts were fixed at the inception of the Myst Merger Agreement. As the Company must settle these milestones either by paying cash or issuing a variable number of shares for a fixed monetary amount known at inception, this would meet the second and third categories of obligations listed in the bullets above and therefore would require liability classification under ASC 480. That is, the contingent consideration arrangement is a liability under ASC 480, measured at fair value at inception and at each subsequent reporting date.

The Company will revise its disclosure related to the contingent consideration arrangement comprising the three milestone payments as accounted for under ASC 480 in a subsequent amendment to the Registration Statement.

Notes to the Financial Statements for the Three Months Ended March 31, 2023

6. Agreements Takeda Pharmaceutical Company Limited Termination of Discovery Program, page F-59

11.

You state that the Takeda Agreement is being terminated effective as of July 6, 2023 and that you ceased all work under the Takeda Agreement as of March 31, 2023. You concluded there are no remaining estimated services associated with the obligations under the Takeda Agreement. Please tell us why you believe there are no further performance obligations under the agreement such that revenue recognition of the remaining Deferred Revenue as of March 31, 2023 is appropriate. Provide us the applicable paragraphs in the agreement, including the termination clauses, and tell us why you have met the performance obligations prior to the effective date of the termination pursuant to the agreement.

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Page Seven

Response: The Company respectfully acknowledges the Staff’s comment. Takeda Pharmaceutical Company Limited (“Takeda”) delivered to the Company on January 6, 2023 its notice of termination regarding the Discovery Program under the Takeda Agreement effective as of July 6, 2023, which was the sole remaining active program (performance obligation) under the Takeda Agreement given the previous termination of the Development Program effective as of December 12, 2022. Upon receipt of the respective termination notices, Takeda and the Company undertook a cooperative and orderly winddown of each of the programs (Development Program and Discovery Program) covered by the Takeda Agreement. The obligations of the parties in the context of a termination of the Takeda Agreement are covered by Section 15.6 (Effects of Termination Generally) and Section 15.7 (Effects of Certain Termination) of the Takeda Agreement. The relevant paragraphs of these provisions have been confidentially submitted to the Commission in a letter dated July 5, 2023. The winddown of the Development Program began when Takeda delivered to the Company on June 12, 2022 a notice of termination, and because these activities involved patients and clinical trials, continued through December 2022. The Discovery Program involved research activities only and therefore winddown activities were completed by the parties by March 31, 2023.

Under ASC 606-10-25-10, a contract modification is a change in the scope of a contract that is approved by the parties to the contract. Contract terminations (either partial or full) are also considered a form of contract modification under ASC 606. If the remaining goods and services to be provided after the contract modification are not distinct from those goods and services already provided and, therefore, form part of a single performance obligation that is partially satisfied at the date of modification, the entity should account for the contract modification as if it were part of the original contract. For these modifications, the entity adjusts revenue previously recognized, either up or down, to reflect the effect that the contract modification has on the transaction price and updates the measure of progress (i.e., the revenue adjustment is made on a cumulative catch-up basis). At the time of the notification of intent to terminate the Takeda Agreement provided by Takeda in January 2023, the Company assessed the remaining services to be provided during the termination period and concluded the estimated remaining services were not distinct from those provided prior to the contract modification and accounted for the modification as if it were part of the original contract. The notice of termination of the Discovery Program dated January 6, 2023, changed the scope of the Discovery Program performance obligation such that Takeda was not expecting, and the Company was not intending to, perform any additional activities beyond March 31, 2023, resulting in the acceleration of the remaining deferred revenue recorded on the Company’s financial statements.

There is no separate contract, agreement or other written correspondence between the Company and Takeda (other than the operative provisions of the Takeda Agreement) that confirms or concludes that the parties have no further performance obligations to one another under the Takeda Agreement. Instead, there have been periodic discussions between the relevant counterparts of each of the two companies (i.e., Accounting & Finance, Intellectual Property, R&D (Development and Discovery) and Regulatory) during which the parties have taken the necessary steps to comply with the provisions of Section 15.6 and Section 15.7, including the destruction by Takeda of all of its virus inventory during the three months ended March 31, 2023. The resulting destruction of the virus inventory by Takeda ensured no additional work would be requested by Takeda of the Company given the development nature of the collaboration. Since the Company’s receipt of the Takeda termination notice, in the context of preparing the Registration Statement, the Company’s functional leads have confirmed that all winddown activities have been completed as of March 31, 2023.

* * *

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Page Eight

Please contact me at (212) 479 6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Divakar Gupta

Divakar Gupta

cc:	Sammy Farah, Ph.D., Turnstone Biologics Corp.

Venkat Ramanan, Ph.D., Turnstone Biologics Corp.

P. Joseph Campisi, Jr., Esq., Turnstone Biologics Corp.

Ryan Sansom, Cooley LLP

Alexa Smith, Cooley LLP

Valerie Sapozhnikova, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Salvatore Vanchieri, Latham & Watkins LLP

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